Filed Pursuant to
General Instruction II.L of Form F-10
File No. 333-170839

December 14, 2010

PROSPECTUS SUPPLEMENT
(To Base Shelf Prospectus, dated December 9, 2010)

MINEFINDERS CORPORATION LTD.
C$151,515,000
13,650,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) qualifies the distribution of 13,650,000 common shares (the “Offered Shares”) of Minefinders Corporation Ltd. (“Minefinders” or the “Company”) at a price of C$11.10 per Offered Share (the “Offering Price”). The offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 14, 2010, between Minefinders and Scotia Capital Inc. and BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters consisting of CIBC World Markets Inc., J.P. Morgan Securities LLC (in respect of Offered Shares offered in the United States only), Dahlman Rose & Company, LLC (in respect of Offered Shares offered in the United States only), Desjardins Securities Inc., Merrill Lynch Canada Inc. and Jennings Capital Inc. (collectively, the “Underwriters”).

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The financial statements of the Company are presented in U.S. dollars.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. This Prospectus Supplement may not describe these tax consequences fully. Prospective investors should consult their own tax advisors with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, Canada, a majority of its officers and directors and some of the experts named in this Prospectus Supplement are residents of Canada, and a substantial portion of the assets of the Company and all or a substantial portion of the assets of said persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement, in the accompanying short form base shelf prospectus dated December 9, 2010 (the “Prospectus”) and in the documents incorporated by reference therein and herein.

The common shares of Minefinders (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the NYSE Amex Equities (“Amex”) under the symbol “MFN”. Minefinders has applied to list the Offered Shares on the TSX and Amex. Listing of the Offered Shares will be subject to the Company fulfilling all of the listing requirements of the TSX and Amex. On December 13, 2010, the closing price of the Common Shares on the TSX and the Amex was C$11.71 and $11.60 per share, respectively. The Offering Price of the Offered Shares was determined by negotiation between the Company and the Underwriters.

Price: C$11.10 Per Common Share

		Underwriters’	Net Proceeds to
	Price to Public	Fee(1)	the Company(2)

Per Offered Share	C$11.10	C$0.555	C$10.545
Total(3)	C$151,515,000	C$7,575,750	C$143,939,250

(1)	The Company has agreed to pay to the Underwriters a fee of C$7,575,750, representing 5.0% of the aggregate gross proceeds of the offering (assuming no exercise of the over-allotment option), or C$0.555 per Offered Share sold. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ fee, but before deducting the expenses of the offering, which are estimated at C$500,000.

(3)	The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of the closing of the offering, to purchase up to an additional 2,047,500 Common Shares (each, an “Additional Share”), at the Offering Price, less the Underwriters’ fee of 5.0% of the gross proceeds of the sale of the Additional Shares, to cover over-allotments, if any, and for market stabilization purposes. If the over-allotment option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds before expenses to the Company will be C$174,242,250, C$8,712,112.50 and C$165,530,137.50, respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the over-allotment option and any Additional Shares. See “Plan of Distribution”. Unless the context otherwise requires, references to “Offered Shares” in this Prospectus Supplement include any “Additional Shares” sold pursuant to the offering.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price

Over-Allotment Option	Up to 2,047,500 Common Shares	Exercisable at the sole discretion of the Underwriters at any time up to 30 days after closing of the offering	C$11.10 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

The Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to Clearing and Depository Services Inc. (“CDS”) or nominees thereof and deposited with CDS on the date of the closing of the offering, which is expected to occur on or about December 20, 2010, or such other date as may be agreed upon by the Company and the Underwriters. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

This Prospectus Supplement contains references to both U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. See “Exchange Rate Information”.

In this Prospectus Supplement, “Minefinders” and the “Company” refer to Minefinders Corporation Ltd. and, where applicable, its subsidiaries.

The Company’s head and principal office is located at 2288 — 1177 West Hastings Street Vancouver, British Columbia, V6E 2K3. The Company’s registered and records office is located at Suite 3800 — 200 Bay Street, Toronto, Ontario, M5J 2Z4.

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this offering.

The investor should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, the investor should rely on the information in this Prospectus Supplement. The Company has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” and similar expressions or the negative thereof or variations thereon. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed or as a development continues. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

In making the forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

•	market fundamentals will result in reasonable demand and prices for silver and gold;

•	the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•	the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate; and

•	financing will be available on reasonable terms.

We cannot assure you that any of these assumptions will prove to be correct.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus Supplement and the Prospectus should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Certain of the statements made herein and therein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Numerous factors could cause actual results to differ materially from those projected in the forward-looking statements, including those factors that are described or referred to in the section entitled “Risk Factors” in the Prospectus and under the heading “Risk Factors” in this Prospectus Supplement. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. These future events could impact forward-looking statements contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus Supplement are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this Prospectus Supplement or the Prospectus. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The mineral resource and mineral reserve figures referred to in this Prospectus Supplement, the Prospectus and the documents incorporated by reference are estimates and no assurances can be given that the indicated levels of gold or silver will be produced. Such estimates and expressions of judgment are based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS

The disclosure in this Prospectus Supplement, the Prospectus and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus Supplement, the Prospectus and any documents incorporated by reference herein and therein containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with Canadian GAAP and the Company’s financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Company’s financial statements of significant differences between Canadian GAAP and United States GAAP is contained in Note 13 to the Company’s revised audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and in Note 10 to the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and 2009. See “Documents Incorporated by Reference”.

EXCHANGE RATE INFORMATION

The following table sets forth the high, low, average and end of period exchange rates for the U.S. dollar in terms of Canadian dollars for each of the periods indicated. These rates are based on the noon exchange rates published by the Bank of Canada.

	Year Ended December 31,						Nine Months Ended September 30,
	2009		2008		2007		2010		2009

High	C$	1.3000	C$	1.2969	C$	1.1853	C$	1.0778	C$	1.3000
Low	C$	1.0292	C$	0.9719	C$	0.9170	C$	0.9961	C$	1.0613
Average	C$	1.1420	C$	1.0660	C$	1.0748	C$	1.0356	C$	1.1701
Period End	C$	1.0466	C$	1.2246	C$	0.9881	C$	1.0230	C$	1.0672

On December 13, 2010, the noon exchange rate was $1.00 equals C$1.0046.

RISK FACTORS

An investment in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Company’s business. Before deciding to invest in the Offered Shares, investors should consider carefully all the information contained in and incorporated by reference in this Prospectus Supplement, and the Prospectus (including subsequently filed documents incorporated by reference). If any event arising from these risks occurs, the Company’s business, financial condition, results of operations or prospects could be adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Common Shares may be lost. Additional risks and uncertainties not currently known to the Company or that the Company deems immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Limited history of revenue from mining operations.

The Company is a gold and silver production company with additional mineral exploration properties in various stages of development. The Company initiated production from its Dolores gold and silver mine in November 2008 and generated its first cash receipts from the sale of gold and silver in December of 2008. The Company has no history of producing metals from its current portfolio of mineral properties except for the Dolores Mine. Advancing the Company’s other projects will be subject to successful exploration, completing positive feasibility studies, completing construction of mines, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and costs of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	compliance with environmental and other governmental approval and permit requirements;

•	the availability of funds to finance additional construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

•	potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine development can increase due to the remote location of some mining properties such as the Dolores Mine. It is common in new mining operations to experience unexpected problems and delays in development and mine start-up. In addition, delays in the commencement of mineral production often occur. For example, production at the Dolores mine was significantly affected in the third quarter of 2010 by the cessation of the leaching of the majority of the phase 1 leach pad as a result of a tear identified in the liner. Remediation work was initially expected to be completed by the end of August 2010, however, significant rainfall in the Dolores region during the third quarter of 2010 exacerbated the damage and necessitated intermittent suspension of remediation activities as working conditions with respect to repairs had become unsafe.

Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Other than the Dolores Mine, its properties are in the exploration stage, and the Company has not defined or delineated any proven or probable reserves on any of its other properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in those particular properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Disputes with members of the Ejido Huizopa.

The members of the local commune, Ejido Huizopa, have surface rights to an area that exceeds 84,000 hectares, which includes and surrounds the area where the Dolores Mine is located. To bring the Dolores Mine into production, the Company executed a long-term surface rights agreement in 2006 with the Ejido and its members allowing for access, mining and processing operations and the associated surface disturbances.

Commencing in May of 2008, a group claiming to represent the Ejido intermittently blockaded the access road to the Dolores mine and threatened violence toward the Company’s employees and contractors. In response to these blockades and threats of violence from the protestors, mine operations were periodically suspended between May and mid-August of 2008 out of concern for the safety of the Company’s employees and contractors. During this period, operations were suspended for approximately 55 days and the Company was forced to delay the first gold and silver production. The blockade was removed after intervention by Mexican authorities. In August 2008, the Company and its employees and contractors received written guarantees from the Chihuahua state government providing for ongoing safe access to the Dolores mine as well as a police presence onsite to deter further disruptions of mine operations. While a small group of protestors remains onsite, the state and federal governments have continued to guarantee the Company’s safe access to the mine. Future blockades and threats of violence at the mine are possible in violation of the Chihuahua government guarantee and such actions could adversely affect or cause suspension of operations or production.

In May of 2008, a group claiming to represent the Ejido commenced an action in a Mexican agrarian court seeking annulment of the surface rights agreement with the Company, restitution of land and damages of up to US$20 million. The Company filed a defense to the action and a counter-claim, with an opinion from its Mexican counsel that the original 2006 agreement with the Ejido was in good standing, properly executed, legally binding and that the claim made by these individuals was without legal merit. After a period of negotiations, the parties agreed by treaty to resolve the conflict, and entered into a settlement agreement dated as of October 25, 2009. The agreement was approved by the agrarian court on March 2, 2010. If the Company cannot maintain an agreement with the Ejido, or if the settlement agreement is found to be unenforceable, it may be unable to operate the Dolores Mine.

Funding to develop mineral properties and to complete exploration programs.

The Company has limited financial resources. It had working capital of approximately $45.8 million at September 30, 2010 and had cash and cash equivalents of $7.9 million at that date. In addition, the Company has established a $50 million revolving credit facility, of which $33 million was available for draw down at December 13, 2010. The Company intends to fund its operations from the proceeds of this offering, working capital, the revolving credit facility and revenue from production at the Dolores Mine. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material cashflow from production at the Dolores Mine or to obtain additional external financing.

The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. External financing may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this Prospectus Supplement.

Fluctuation of interest rates and leverage ratio under the revolving credit facility.

Interest payments under the Company’s revolving credit facility with the Bank of Nova Scotia are subject to fluctuation based on changes to specified interest rates (Prime Rate, Base Rate Canada and LIBOR) and/or the Company’s leverage ratio, which is currently set at the credit facility’s maximum limit. The Company’s leverage ratio is the ratio of (i) the Company’s total indebtedness as of the end of each fiscal quarter, compared to (ii) its net earnings for such period before interest, taxes, depreciation and amortization. The Company’s leverage ratio affects interest rates under the credit facility by adding from 200 to 300 basis points to loans for Prime Rate and Base Rate Canada loans, and from 300 to 400 basis points for LIBOR loans. There is no guarantee that the Company will produce sufficient income to reduce its leverage ratio from the maximum limit under the credit facility.

Factors affecting LIBOR, including the credit and financial markets, are beyond control of the Company. However, an increase in interest rates together with the Company’s continued maximum leverage ratio limit under the credit facility could significantly affect the costs to the Company of servicing debt under the credit facility. Such increased costs could strain the Company’s available working capital, forcing the Company to focus on servicing debt rather than production and development. Further, if the Company is unable to meet its obligations under the credit facility, the Company may be forced to sell some of its assets or face default, which could result in the Company’s shareholders losing their investment.

An event of default under the revolving credit facility may accelerate our payment obligations.

Under the terms of the Company’s revolving credit facility, the Company made various covenants including prompt payment of amounts due, the maintenance of leverage and interest coverage ratios within specified limits, cumulative gold and silver production within specified periods, and a guarantee that at all times proven and probable gold equivalents would meet specified limits. Any default under the credit facility including breach of such covenants, non-payment of any amounts due, or commencement of a proceeding for dissolution would give the lender the right to terminate the credit facility and declare all accrued and unpaid interest, fees and indebtedness immediately due and payable.

The credit facility is secured by shares in the Company’s U.S. and Mexican subsidiaries, which hold the Company’s properties, including the Dolores Mine, and by its tangible and intangible assets, including all equipment and inventory at the Dolores Mine. In the event of default by the Company, if the Company is unable to immediately pay all accrued and unpaid interest, fees and principal debt, the lender is entitled to enforce the security agreement and settle the Company’s amounts due by taking possession of the pledged collateral and selling, leasing, or disposing of the collateral. If such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

An event of default under the 4.50% convertible senior notes.

As at December 13, 2010, the Company had outstanding $52.1 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2011 and $36.2 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2015. Under the indentures governing the notes, the Company has made various covenants to the trustee on behalf of the holders of the notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding notes.

If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. As is the case with a default under the credit facility, if such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

General economic conditions.

The unprecedented events in global financial markets during the last two years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

•	the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

•	the volatility of gold and silver prices affects our revenues, profits and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

•	the devaluation and volatility of global stock markets affects the valuation of the Common Shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Prices of gold and silver fluctuate widely, affecting profitability and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver and other metals and minerals produced from its mineral properties. The market prices of gold, silver and other metals are volatile and are affected by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions;

•	supply and demand for jewellery and industrial products containing metals; and

•	transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated widely during the last several years. On December 13, 2010, the London pm fix price for gold was $1399.00 per ounce and for silver was $29.33 per ounce. Historically, gold prices ranged from $810.00 to $1,212.50 per ounce in 2009 and $712.50 to $1,011.25 per ounce in 2008; and silver prices have ranged from $10.51 to $19.18 in 2009 and $8.88 to $20.92 in 2008. A decrease in the market price of gold and silver could affect the commercial viability of the Dolores Mine and its sustained development and production assumptions. Lower prices could also adversely affect the Company’s ability to finance future development at the Dolores Mine and the exploration and development of its other mineral properties, all of which would have a material adverse effect on its financial condition and results of operations. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Recent market events and conditions.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. While improvements have been noted in the credit and financial markets, significant uncertainty remains.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Differences in U.S. and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report “resources” only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Prospectus Supplement, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Actual costs, production and economic returns may differ significantly from those anticipated with no assurance of profitable mining operations.

The Company has estimated operating and sustaining capital costs for the Dolores Mine based on information available, and believes that these estimates are accurate. However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine operations and development have increased significantly industry-wide. In light of these factors, actual costs related to mine operations and development may differ from, and in some cases exceed the Company’s estimates.

The Company has limited operating history upon which it can base forecasts of estimated future production and operating costs for the Dolores Mine. Such forecasts derive estimates of production and cash operating costs from, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs in prior periods and of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in production and cost forecasts may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Risks related to future drilling results.

The results of future drilling programs may not produce reserves and resources that can be mined or processed profitably. The results of drilling programs are, by their very nature, uncertain.

Reserves and resources are estimates and may yield less actual production.

Unless otherwise indicated, mineralization figures presented in filings of the Company with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologists. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

•	the estimates will be accurate;

•	reserve, resource or other mineralization estimates will be accurate; or

•	this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As the Company has only recently commenced production at the Dolores Mine, mineralization estimates, including reserve and resource estimates, for its properties may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore mined may differ from that indicated by its feasibility studies and drill results.

The resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Dolores Mine and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Some of the Company’s properties, including the Northern Sonora properties, are in the exploration stage, which means that the Company has not established the presence of any proven and probable reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on these properties.

The Company cannot assure investors that mineral recovery rates achieved in small scale tests will be duplicated in production scale.

Currency exchange rates affect financial performance and forecasts.

Gold is priced in U.S. dollars, but the Dolores Mine is located in Mexico, which results in revenues in U.S. dollars and certain costs priced in Mexican pesos. If the Mexican peso strengthens against the U.S. dollar, there would be an effect on the Dolores Mine cost structure (after translating into U.S. dollars), driving up costs while revenues would remain the same in U.S. dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly affected by changes in international exchange rates.

Mining is inherently dangerous and subject to uncontrollable conditions or events that may have material adverse effects.

Mining is subject to various types of risks and hazards, including:

•	environmental hazards;

•	power outages;

•	metallurgical and other processing problems;

•	unusual or unexpected geological formations;

•	structural cave-ins or slides;

•	flooding, fire, explosions, cave-ins, landslides and rock-bursts;

•	inability to obtain suitable or adequate machinery, equipment, or labour;

•	metals losses; and

•	interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to maintain or obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company is subject to significant government regulation.

The Company’s primary properties, operations and exploration and development activities are in Mexico and are subject to extensive federal, state, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	export controls;

•	price controls;

•	regulations concerning business dealings with indigenous groups;

•	labour standards, occupational health and safety, and mine safety; and

•	historical and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of the Company’s exploration and production activities are in Mexico and the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse effect on the Dolores Mine or some other portion of the Company’s business, causing a re-evaluation of those activities.

All significant properties are located in Mexico, which may be subject to political, economic, and regulatory instability.

Most of the Company’s activities occur in Mexico and its business may be affected by possible political, economic, or regulatory instability in that country. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labour unrest, changing fiscal regimes, changes to royalty and tax regimes, uncertainty regarding enforceability of contractual rights and judgments and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Failure to obtain permits, or failure to comply with permits that the Company has obtained, would adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on mineral properties, require permits from various governmental authorities. All required permits for the Dolores Mine are in place and current. However, there can be no assurance that all future permits that the Company requires for its operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has already obtained, would adversely affect its business.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company has set up a provision for reclamation obligations for the Dolores Mine, but this provision may prove to be inadequate when the reclamation eventually takes place. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may be required to fund additional reclamation work during the course of its mining activities.

In connection with its mining operations at the Dolores Mine, the Company has set up a plan and provision for reclamation work to actively remediate the property during operation of the mine.

The Company has estimated expenditures to carry out this work as part of its overall development plan. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at Dolores or other sites which could have a material adverse effect on its financial position.

Potential failure to attract and retain qualified management for anticipated growth.

The Company is dependent on the services of highly skilled and experienced key executives and personnel focused on production at the Dolores Mine and managing its interests and on-going exploration programs on other properties. Management is also responsible for the identification of new opportunities for growth and funding. The Company is relatively small, and the loss of these persons or an inability to attract and retain additional highly skilled employees required for development activities may have a material adverse effect on the Company’s business or future operations. The failure to hire and retain qualified employees could adversely affect operations of the Dolores Mine. The Company does not maintain key-man life insurance on any of its key management employees.

Mineral properties may be subject to defects in title.

The Company owns, leases, or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Its mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting its title to a property will cause the Company to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property.

The Company has a history of losses and may incur losses in the future.

The Company has incurred losses since inception and may incur net losses in the future. The Company incurred the following losses during each of the following periods:

•	$6.0 million for the nine months ended September 30, 2010;

•	$4.3 million for the year ended December 31, 2009; and

•	$29.1 million for the year ended December 31, 2008.

The Company had an accumulated deficit of $135.6 million as of September 30, 2010, and an accumulated deficit of $129.6 million as of December 31, 2009.

The Company may continue to incur losses unless and until such time as the Dolores Mine consistently generates sufficient revenues to fund continuing operations on a consolidated basis. The Company has committed and plans to continue to commit substantial capital and other resources to the operation and ongoing development of the Dolores Mine. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and operations, the timing of development, the commercial viability of production and other factors, some of which are beyond the Company’s control. The Company cannot assure investors that it will ever achieve profitability.

Intense competition exists for capital funding, and for producing and prospective properties.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties that produce, or are capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Potential conflicts of interests of directors and officers.

Mark H. Bailey, President, Chief Executive Officer, and a director of the Company and certain other directors of the Company are directors of other publicly listed natural resource companies. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. All such matters involving senior management must be dealt with by the board of directors regardless of immateriality.

Difficulty bringing actions and enforcing judgments against Minefinders, its directors, its executive officers and some of the experts named in this Prospectus Supplement.

The Company is organized under the laws of Ontario, Canada and its principal executive office is located in the Province of British Columbia. A majority of its directors and officers, and some of the experts named in this Prospectus Supplement and the documents incorporated by reference herein, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for investors in the United States or outside Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof against those persons or Minefinders.

Adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States Issuer, which may limit the information publicly available to our United States shareholders.

We are a foreign private issuer under applicable United States federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended and related rules and regulations (the “U.S. Exchange Act”). As a result, we do not file the same reports that a United States domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell the Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the U.S. Exchange Act.

Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

As at December 13, 2010, the Company had outstanding $52.1 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2011, convertible into an aggregate of 4,784,833 Common Shares, and $36.2 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2015, convertible into an aggregate of 3,027,152 Common Shares. Holders of the unsecured convertible senior notes may convert their notes into Common Shares at the applicable conversion rate at their option at any time prior to maturity. Upon conversion, the Company will have the option to deliver cash, Common Shares or a combination of cash and Common Shares. If the Company chooses to issue Common Shares upon conversion, such issuances may adversely affect the prevailing market prices for the Common Shares.

The Company does not intend to pay cash dividends in the foreseeable future.

The Company has not declared or paid any dividends since its incorporation. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Common Shares are publicly traded and are subject to various factors that have historically made the Company’s share price volatile.

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of the Company’s securities convertible into, or exchangeable for, Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price, if applicable, of the Common Shares and any securities convertible into, or exchangeable for, Common Shares may increase or decrease in response to a number of events and factors, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	volatility in metal prices;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded after any securities offering;

•	the arrival or departure of key personnel; and

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issue of Common Shares, or securities convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since September 30, 2010.

As a result of the issuance of Offered Shares which may be distributed under this Prospectus Supplement (including the Additional Shares issuable pursuant to the over-allotment option granted to the Underwriters), the share capital of the Company may increase by up to a maximum of C$165,030,137 after deducting the Underwriters’ fee and the estimated expenses of the offering.

USE OF PROCEEDS

The net proceeds to the Company from the offering, after payment of the Underwriters’ fee but before deducting the expenses of the offering (estimated to be C$500,000), will be C$143,939,250 (or C$165,530,137 assuming exercise of the over-allotment option in full).

The net proceeds to Minefinders from the sale of the Offered Shares will be used for future expansion and mill construction at the Dolores mine, continued development of the La Bolsa property and working capital and general administrative expenses.

Scotia Capital Inc., an Underwriter of this offering, is a wholly-owned subsidiary of The Bank of Nova Scotia. The Bank of Nova Scotia is a lender under the Company’s $50 million revolving credit facility (the “Credit Facility”). Minefinders is therefore a connected issuer of Scotia Capital Inc. under applicable securities legislation. The Company is in compliance with the terms of the Credit Facility and The Bank of Nova Scotia has not been required to waive any breach under the Credit Facility since the date of its execution. The Company has provided security to The Bank of Nova Scotia in respect of the Credit Facility by way of a pledge of the shares in its American and Mexican subsidiaries and its assets at the Dolores mine. The carrying value of the pledged assets (comprising inventories, mineral property, plant and equipment at the Dolores mine) as at September 30, 2010 totalled $277,129,000. The value of the security has not changed since the indebtedness to The Bank of Nova Scotia was incurred other than with respect to additional development, equipment and inventory purchases. The financial position of the Company is as described in management’s discussion and analysis for the three and nine month periods ended September 30, 2010, as incorporated by reference herein. The Company may or may not decide to re-draw under the Credit Facility. Payments of principal under the Credit Facility are not due until maturity. Cash flows from the Dolores mine are expected to meet those principal payments. All of the Underwriters other than Scotia Capital Inc. are independent underwriters under applicable securities legislation. Scotia Capital Inc. and BMO Nesbitt Burns Inc. were involved in all of the structuring, pricing and due diligence conducted in connection with this offering.

Although the Company intends to use the net proceeds from this offering for the purposes set forth above, it reserves the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, the outcome of further studies and results obtained from the Company’s mineral exploration and other sound business reasons, make such use necessary or prudent.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MFL” and on Amex under the symbol “MFN”. The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	Toronto Stock Exchange				Amex
				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume
	(prices in Canadian dollars)				(prices in U.S. dollars)

2009
December	12.29	10.30	10.89	281,700	11.75	9.66	10.30	492,800

				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume

2010
January	12.27	9.76	9.82	234,136	11.76	9.11	9.16	424,122
February	11.45	9.67	10.40	178,543	10.69	9.06	9.81	415,817
March	10.69	9.32	9.39	283,046	10.38	9.16	9.26	442,087
April	10.58	9.12	10.19	338,110	10.46	9.10	10.06	574,654
May	10.49	9.08	9.39	284,793	10.21	8.25	8.84	711,724
June	10.01	9.01	9.49	286,536	9.85	8.57	8.91	594,717
July	9.44	8.51	8.85	138,727	9.02	8.24	8.57	348,297
August	9.98	8.74	9.84	161,022	9.39	8.44	9.19	294,227
September	11.23	9.39	10.05	243,744	10.88	9.00	9.81	774,320
October	10.12	8.77	8.96	281,059	9.94	8.53	8.81	522,874
November	10.47	8.57	9.98	338,118	10.35	8.47	9.80	843,529
December 1 — 13	11.95	9.77	11.71	260,726	11.80	9.67	11.60	854,431

The closing price of the Common Shares on the TSX and Amex on December 13, 2010 was C$11.71 and $11.60 respectively.

DESCRIPTION OF COMMON SHARES

This offering consists of 13,650,000 Offered Shares (without giving effect to the exercise, if any, of the over-allotment option).

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 14, 2010 (the “Underwriting Agreement”), the Company has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase on December 20, 2010, or such other date as may be agreed upon by the Company and the Underwriter, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than 13,650,000 Offered Shares at a price of C$11.10 per Offered Share, payable in cash to the Company against delivery of such Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares.

The offering is being made concurrently in the United States and in all the provinces and territories of Canada, excluding Quebec, pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer the Offered Shares outside of the United States and Canada. J.P. Morgan Securities LLC and Dahlman Rose & Company, LLC are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell Offered Shares in the United States.

The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering Price of the Offered Shares for all investors in this offering will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of this offering will be paid to the Company by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS or a nominee thereof and deposited with CDS on the date of the closing of the offering. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Over-Allotment Option

The Company has granted to the Underwriters an over-allotment option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the offering, to purchase up to 2,047,500 Additional Shares at the Offering Price of C$11.10 per share, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares issuable upon exercise of the over-allotment option acquires such shares under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the over-allotment option and the distribution of the Additional Shares issuable upon exercise of the over-allotment option.

Underwriters’ Fee

The Company has agreed to pay a cash commission to the Underwriters in the amount equal to 5.0% (C$0.555 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the over-allotment option, if any, in consideration for services rendered. The aggregate commission payable to the Underwriters upon closing of the offering will be between C$7,575,750 and C$8,712,113, depending upon the extent to which the over-allotment option is exercised, if at all.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

No Sales of Similar Securities

The Company has agreed not to, directly or indirectly, without the prior written consent of Scotia Capital Inc. and BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld, issue, sell, agree or offer to issue or sell or otherwise lend, transfer, or otherwise dispose of any Common Shares (or any securities exchangeable, convertible or exercisable into Common Shares) or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is settled by delivery of Common Shares or other securities, in cash or otherwise, or announce an intention to do any of the foregoing, for a period of 90 days following the closing date of this offering, except for the purposes of granting employee, consultant and director compensation and incentives, or to satisfy currently outstanding instruments or contractual commitments.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing on Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

If the Underwriters create a short position in the Common Shares in connection with this offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Indemnity and Contribution

The Company has agreed to indemnify the Underwriters, and certain related parties, insofar as any losses, claims, damages, liabilities, costs and expenses arise out of, or are based on, directly or indirectly, the transactions contemplated in the Underwriting Agreement, provided however that the Company shall not be required to indemnify any such person for any losses, claims, damages, liabilities, costs and expenses which have resulted from fraud or fraudulent misrepresentation of such persons.

Stock Exchange Listing

The outstanding Common Shares are listed on the TSX and Amex. The Company has applied to list the Offered Shares (including any Additional Shares) on the TSX and Amex. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and Amex.

LEGAL MATTERS

Certain legal matters in connection with the Offered Shares offered hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. legal matters.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. The Company’s auditors, KPMG LLP, Chartered Accountants, and the Company’s former auditors, BDO Canada LLP, Chartered Accountants, of Vancouver, British Columbia, have advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

	Price per Security	Number of
Date of Grant/Issuance	(C$)	Securities Issued

Common Shares issued on exercise of Warrants:
June 4, 2010	$5.00	750
August 30, 2010	$5.00	400
Stock options granted:
May 19, 2010	$10.02	540,000
August 23, 2010	$9.32	50,000
September 1, 2010	$9.52	50,000
Common Shares issued on exercise of stock options:
January 28, 2010	$9.00	10,000
May 20, 2010	$5.64	10,000
May 27, 2010	$5.64	35,000
June 8, 2010	$5.64	10,000
June 15, 2010	$5.64 (cashless)	4,157
June 16, 2010	$5.64 (cashless)	4,098
June 16, 2010	$5.64	10,000
June 17, 2010	$5.64	50,000
June 17, 2010	$5.64	15,500
June 21, 2010	$5.64 (cashless)	14,584
June 23, 2010	$5.64 (cashless)	14,548
June 24, 2010	$5.64	3,000
July 9, 2010	$5.64 (cashless)	18,782
July 12, 2010	$5.64	10,000
September 21, 2010	$9.00 (cashless)	12,507
September 21, 2010	$9.57 (cashless)	8,549
September 28, 2010	$10.02 (cashless)	1,744
September 28, 2010	$9.76 (cashless)	3,755

Notes convertible into Common Shares:

In October 2006, the Company issued $85 million aggregate principal amount of 4.50% unsecured convertible senior notes maturing December 2011, convertible into Common Shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 Common Shares in the aggregate. See the “Capital Structure” section of the Company’s annual information form for the year ended December 31, 2009 (the “AIF”), which is incorporated herein by reference. See “Documents Incorporated by Reference”.

On November 3, 2010, Minefinders repurchased an aggregate of $32,941,000 of the principal due under the notes maturing December 2011 from two holders of the notes in privately negotiated transactions. In consideration for the purchased notes, Minefinders issued new 4.50% unsecured convertible senior notes due December 15, 2015, in the aggregate principal amount of $36,235,000. After giving effect to the note purchase, $52,059,000 aggregate principal amount of the original $85,000,000 principal amount of notes due December 2011 remains outstanding. The $32,941,000 aggregate principal amount of notes purchased and cancelled was convertible into an aggregate of 3,027,667 Common Shares. The $36,235,000 aggregate principal amount of new notes issued is convertible into an aggregate of 3,027,152 Common Shares. Each $1,000 principal amount of new notes is convertible at the option of the holder into 83.5422 Common Shares, subject to adjustment, representing an initial conversion price of approximately $11.97 per Common Share. In all respects other than conversion amount and due date, the terms of the new notes are substantially similar to the terms of the notes due December 2011.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the offering described in this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the offering described in this Prospectus Supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between the United States of America and Canada with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “U.S.-Canada Tax Convention”), and U.S. court decisions, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the offering described in this Prospectus Supplement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, without limitation: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S.-Canada Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in its Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares will not be eligible for the “dividends received deduction”.

Under proposed legislation, for tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the Common Shares are met. The Company generally will be a QFC if (1) the Company is eligible for the benefits of the U.S.-Canada Tax Convention or its shares are readily tradable on an established securities market in the U.S. and (2) the Company is not a “passive foreign investment company (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules”.

If a dividend fails to qualify for the preferential tax rates discussed above, it generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed below, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source, for foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election under the PFIC rules discussed below.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the applicable rate, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain different and generally adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of its average quarterly assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. “Passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a Subsidiary PFIC or (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC during the tax year ended December 31, 2009, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements necessary for, or that it will make available to U.S. Holders the information such U.S. Holders require to make, a QEF Election with respect of the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 2288 — 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263. These documents are also available electronically at www.sedar.com and at www.sec.gov.

The following documents of Minefinders, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the management’s discussion and analysis for the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2010 and 2009;

(b)	the unaudited consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2010 and 2009;

(c)	the material change report of the Company dated November 1, 2010 announcing the entering into of agreements for the purchase and cancellation of an aggregate of $32,941,000 principal amount of convertible notes;

(d)	the material change report of the Company dated October 1, 2010 announcing the status of the remediation work on the phase 1 leach pad at the Dolores property;

(e)	the management information circular of the Company for the annual general meeting of shareholders held on May 19, 2010;

(f)	the management’s discussion and analysis for the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008;

(g)	the revised audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2009, 2008 and 2007, together with the report of the auditors on the audited consolidated financial statements for the years ended December 31, 2009 and 2008, and the report of the auditors relating to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009;

(h)	the report of the Former Auditors on the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007; and

(i)	the AIF.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus Supplement and until all of the Offered Shares are sold shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any similar document filed or furnished by the Company with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement and until all of the Offered Shares are sold shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares and other securities of the Company. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Company and the Offered Shares, please refer to the registration statement.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

Prospectus Dated December 9, 2010.

MINEFINDERS CORPORATION LTD.

US$250,000,000

Common Shares
Warrants to Purchase Common Shares
Share Purchase Contracts
Subscription Receipts
Debt Securities

Minefinders Corporation Ltd. (“Minefinders” or the “Company”) may offer and issue from time to time any combination of common shares of the Company (“Common Shares”), warrants of the Company to purchase Common Shares (“Warrants”), share purchase contracts of the Company (“Share Purchase Contracts”), subscription receipts of the Company (“Subscription Receipts”) and debt securities of the Company (“Debt Securities”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of $250,000,000 (or the U.S. dollar equivalent thereof if the securities are denominated in a foreign currency or currency unit) during the 25-month period that this base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The earnings coverage ratio calculated for the 12 months ended December 31, 2009 was less than one to one. See “Earnings Coverage” for more information.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus and of the AIF (as defined herein), which is incorporated herein by reference.

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The financial statements of the Company are presented in U.S. dollars.

Prospective investors should be aware that the acquisition, holding or disposition of the Securities may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States are not described herein. Investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, Canada, a majority of its officers and directors and some of the experts named in this Prospectus are residents of Canada, and that a substantial portion of the assets of the Company and all or a substantial portion of the assets of said persons are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price or the manner of determining the offering price, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the

Warrants are issued and any other specific terms; (iii) in the case of Share Purchase Contracts, the designation, number and terms of the Common Shares to be purchased under the Share Purchase Contract, any procedures that will result in the adjustment of these numbers, the offering price and purchase date or dates of the Common Shares, any requirements of the purchaser to secure its obligations under the Share Purchase Contract and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; and (v) in the case of Debt Securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the Debt Securities. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Except as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect any other transactions that are intended to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Common Shares of Minefinders are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the NYSE Amex Equities (“Amex”) under the symbol “MFN”. Certain common share purchase warrants of the Company are listed on the TSX under the symbol MFL.WT. Unless otherwise specified in a Prospectus Supplement, there is no market through which the Warrants, Share Purchase Contracts, Subscription Receipts and Debt Securities may be sold and you may not be able to resell any Warrants, Share Purchase Contracts, Subscription Receipts and Debt Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

This Prospectus contains references to both U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. See “Exchange Rate Information”.

In this Prospectus, “Minefinders” and the “Company” refer to Minefinders Corporation Ltd. and, where applicable, its subsidiaries.

The Company’s head and principal office is located at 2288 — 1177 West Hastings Street Vancouver, British Columbia, V6E 2K3. The Company’s registered and records office is located at Suite 3800 — 200 Bay Street, Toronto, Ontario, M5J 2Z4.

Two of the persons signing the certificate for this Prospectus on behalf of the Company, namely Robert L. Leclerc and Mark H. Bailey, reside outside of Canada. Although Mr. Leclerc and Mr. Bailey have appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against these persons.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should assume that the information contained in this Prospectus, any Prospectus Supplement and the documents incorporated into this Prospectus and any Prospectus Supplement is accurate only as of the respective dates of the documents in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” and similar expressions or the negative thereof or variations thereon. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed or as a development continues. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this Prospectus should not be considered as a representation by the Company or any other person that the Company’s objectives or plans will be achieved. Certain of the statements made herein by the Company, including those related to future financial and operating performance and those related to the Company’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Numerous factors could cause actual results to differ materially from those projected in the forward-looking statements, including those factors that are described or referred to in the section entitled “Risk Factors” in this Prospectus and under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2009 (the “AIF”) and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov as exhibits to the Company’s annual report on Form 40-F. See “Documents Incorporated by Reference”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. These future events could impact forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document, and have not been updated by the Company except as expressly provided for in this Prospectus or any Prospectus Supplement. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

The mineral resource and mineral reserve figures referred to in this Prospectus are estimates and no assurances can be given that the indicated levels of gold or silver will be produced. Such estimates and expressions of judgment are based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this Prospectus are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated by reference has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. For example, the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus and any Prospectus Supplement containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRESENTATION OF FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with Canadian GAAP and the Company’s financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Company’s financial statements of significant differences between Canadian GAAP and United States GAAP is contained in Note 13 to the Company’s revised audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and in Note 10 to the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and 2009. See “Documents Incorporated by Reference”.

EXCHANGE RATE INFORMATION

The following table sets forth the high, low, average and end of period exchange rates for the U.S. dollar in terms of Canadian dollars for each of the periods indicated. These rates are based on the noon exchange rates published by the Bank of Canada.

							Nine Months Ended
	Year Ended December 31,						September 30,
	2009		2008		2007		2010		2009

High	C$	1.3000	C$	1.2969	C$	1.1853	C$	1.0778	C$	1.3000
Low	C$	1.0292	C$	0.9719	C$	0.9170	C$	0.9961	C$	1.0613
Average	C$	1.1420	C$	1.0660	C$	1.0748	C$	1.0356	C$	1.1701
Period End	C$	1.0466	C$	1.2246	C$	0.9881	C$	1.0230	C$	1.0672

On December 8, 2010, the noon exchange rate was $1.00 equals C$1.0099.

THE COMPANY

Minefinders is in the business of the mining and development of, and the exploration for, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. The Company’s properties are located in Mexico and the United States. The Company’s principal and only material mineral property interest is the Dolores property, located in Chihuahua, Mexico. A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment. Construction of an 18,000 tonne per day, open pit heap leach mine was started in 2006 and completed during the fourth quarter of 2008. Mining operations began in late 2007 and final commissioning of the plant and processing equipment was completed in the second half of 2008. In addition to constructing an operating open pit heap leach mine, the Company also constructed a 92-kilometer long main access road, a 300-person operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops and power stations. The Company also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, the Company announced the first pour of gold and silver doré at the Dolores property. Production exceeding 1.7 million ounces of gold and 64 million ounces of silver is projected over the life of the mine, which is anticipated to extend for more than 15 years.

The Company also has non-material property interests in Sonora, Mexico (the “Sonora Properties”). The Sonora Properties include the La Bolsa gold and silver deposit, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company has other mineral property interests in northern Mexico and in the United States that are in the early exploration stage. More detailed information regarding the Company, its operations and its properties can be found in the AIF and other documents that are incorporated herein by reference. See “Documents Incorporated by Reference”.

In May of 2008, a group claiming to represent the local commune, Ejido Huizopa, commenced an action in agrarian court in Chihuahua, Mexico to annul the surface rights agreement related to the Dolores property and to seek restitution and damages of up to $20 million. The group claimed that the procedures followed by the Company in obtaining the surface rights agreement with the Ejido were improper and the persons claiming to act on behalf of the Ejido were not authorized to enter into the agreement. The Company filed a defense to the action and a counter-claim, with an opinion from Mexican counsel that the original agreement with the Ejido was in good standing, was properly executed, was legally binding and that the claim was without legal merit. After a period of negotiations, the parties agreed by treaty to resolve the conflict, and entered into a settlement agreement dated as of October 25, 2009. The agreement was approved by the agrarian court on March 2, 2010, which confirms that no further conflict exists between the Company and the Huizopa tenants, and recognizes the validity of the November 18, 2006 contract between the Company and the Huizopa tenants; providing legal certainty to the Company for the continuation of mining activities in the area.

RISK FACTORS

An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Company’s business. Before deciding to invest in any Securities, investors should consider carefully the risk factors incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), those described in a Prospectus Supplement relating to a specific offering of Securities, as well as those described below. See “Documents Incorporated by Reference”. Any of these risks could materially adversely affect the Company’s business, financial condition and results of operations, which could in turn materially adversely affect the value of the Securities. Additional risks and uncertainties not currently known to the Company or that the Company currently considers immaterial may also materially adversely affect the Company’s business, financial condition and results of operations.

There can be no assurance as to the liquidity of the trading market for certain Securities or that a trading market for certain Securities will develop.

There is no public market for the Warrants, Share Purchase Contracts, Subscription Receipts or Debt Securities and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of these securities on any securities exchange. If these securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities, prevailing interest rates and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for any Warrants, Share Purchase Contracts, Subscription Receipts or Debt Securities or that a trading market for these securities will develop.

An event of default under the outstanding convertible senior notes would have a material adverse effect on the Company’s business, financial condition and results of operations.

Minefinders has outstanding $52.1 million aggregate principal amount of 4.50% unsecured convertible senior notes due 2011 and $36.2 million aggregate principal amount of 4.50% unsecured convertible senior notes due December 15, 2015. Under the indentures governing the notes, the Company has made various covenants to the trustee on behalf of the holders of the notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding notes. If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, the Company could lose its properties, including the Dolores property, and the Company’s securityholders could lose their entire investment.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since September 30, 2010.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of $250,000,000.

USE OF PROCEEDS

The net proceeds to Minefinders from the sale of Securities will be set forth in the applicable Prospectus Supplement. The general business objective to be achieved with the proceeds is to increase reserves, resources and production, which the Company intends to accomplish through continuing to: assess and advance the addition of a mill at the Dolores Mine to increase recoveries; assess and develop the addition of an underground mine at the Dolores project; advance exploration at the Company’s primary exploration properties, for example, the La Virginia property; and advance the La Bolsa property to a construction decision while assessing other alternatives for the property, including sale of the property to a third party.

Minefinders intends to use the funds as described above and as set forth in the applicable Prospectus Supplement; however, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of Minefinders will have broad discretion in the application of the proceeds of an offering of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE

The earnings coverage set out below has been prepared and included in this Prospectus in accordance with Canadian disclosure requirements. The Company’s interest requirements, including accretion of the convertible note discount and after giving effect to the issue of all long-term financial liabilities since the date of the most recent annual and interim financial statements of the Company, amounted to $11.2 million for each of the 12 months ended December 31, 2009 and the 12 months ended September 30, 2010. The Company’s earnings before interest, accretion and income tax for the 12 months ended December 31, 2009 were $7.3 million, which is 0.65 times the Company’s interest requirements for this period. The dollar amount of additional earnings required to achieve a ratio of 1.0:1.0 for the 12 months ended December 31, 2009 is $3.9 million. The Company’s earnings before interest and income tax for the 12 months ended September 30, 2010 were $14.1 million, which is 1.25 times the Company’s interest requirements for this period.

The earnings coverage ratios do not give effect to the issue of any Securities pursuant to this Prospectus and do not purport to be indicative of earnings coverage ratios for any future periods.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MFL” and on Amex under the symbol “MFN”. The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	Toronto Stock Exchange				NYSE Amex
				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume
	(prices in Canadian dollars)				(prices in U.S. dollars)

2009
December	12.29	10.30	10.89	281,700	11.75	9.66	10.30	492,800

				Daily Avg.				Daily Avg.
	High	Low	Close	Volume	High	Low	Close	Volume

2010
January	12.27	9.76	9.82	234,136	11.76	9.11	9.16	424,122
February	11.45	9.67	10.40	178,543	10.69	9.06	9.81	415,817
March	10.69	9.32	9.39	283,046	10.38	9.16	9.26	442,087
April	10.58	9.12	10.19	338,110	10.46	9.10	10.06	574,654
May	10.49	9.08	9.39	284,793	10.21	8.25	8.84	711,724
June	10.01	9.01	9.49	286,536	9.85	8.57	8.91	594,717
July	9.44	8.51	8.85	138,727	9.02	8.24	8.57	348,297
August	9.98	8.74	9.84	161,022	9.39	8.44	9.19	294,227
September	11.23	9.39	10.05	243,744	10.88	9.00	9.81	774,320
October	10.12	8.77	8.96	281,059	9.94	8.53	8.81	522,874
November	10.47	8.57	9.98	338,118	10.35	8.47	9.80	843,529

The closing price of the Common Shares on the TSX and Amex on December 8, 2010 was C$10.85 and $10.84 respectively.

The Company’s outstanding common share purchase warrants are listed for trading on the TSX under the symbol “MFL.WT”. The following table sets out the reported high, low and closing sale prices and daily average volume of trading of the warrants during the 12 months preceding the date of this Prospectus.

	Toronto Stock Exchange
				Daily Avg.
	High	Low	Close	Volume
	(prices in Canadian dollars)

2009
December	7.29	5.74	5.74	5,936

				Daily Avg.
	High	Low	Close	Volume

2010
January	7.34	5.00	5.00	15,123
February	6.25	5.00	5.55	12,449
March	5.66	4.50	4.60	25,752
April	5.50	4.34	5.38	28,109
May	5.41	4.15	4.55	2,984
June	5.10	4.25	4.60	8,100
July	4.40	3.70	4.01	4,039
August	5.11	4.05	5.11	5,552
September	6.32	4.55	5.02	8,875
October	5.02	4.02	4.19	9,242
November	5.66	3.73	5.11	12,265

The closing price of the warrants on the TSX on December 8, 2010 was C$6.02.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries the right to one vote.

As at December 8, 2010, the Company had a total of 66,010,406 Common Shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment.

DESCRIPTION OF WARRANTS

Subject to applicable securities laws, Warrants may be offered separately or together with other Securities. Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the Warrants to be offered separately is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Warrants will be offered for sale.

Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in Canada and the United States after it has been entered into by the Company.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	any minimum or maximum amount of Warrants that may be exercised at one time;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

As at December 8, 2010 the Company had a total of 4,598,350 warrants outstanding from a December 2008 bought deal financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of C$4.35 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share, at a price of C$5.00 per Common Share, on or before December 31, 2011.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue Share Purchase Contracts, including contracts obliging holders to purchase from the Company, and the Company to sell to the holders, a specified number of Common Shares, at a future date or dates, or similar contracts issued on a “prepaid” basis. Share Purchase Contracts may include installment receipts. The price per Common Share and the number of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a formula set forth in the Share Purchase Contracts. The Share Purchase Contracts may require either the Common Share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. As required, material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

Share Purchase Contracts will not be offered for sale to any member of the public in Canada unless the Prospectus Supplement describing the specific terms of the Share Purchase Contracts to be offered is first approved for filing by each of the securities commissions or similar regulatory authorities in Canada where the Share Purchase Contracts will be offered for sale.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with securities regulatory authorities in Canada and the United States after it has been entered into by the Company. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an indenture to be entered into between the Company as issuer and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement. A copy of the form of the indenture (the “Indenture”) will be filed as an exhibit to Minefinders’ registration statement filed with the SEC. The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. Minefinders will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement. The following summary may not contain all of the information that is important to the investor. For a more complete description, prospective investors should refer to the Indenture, a final copy of which will be distributed in connection with any distribution of Debt Securities under this Prospectus and the applicable Prospectus Supplement.

The Indenture will not limit the aggregate principal amount of Debt Securities which may be issued under it, and Minefinders may issue Debt Securities in one or more series. Securities may be denominated and payable in any currency. The Company may offer no more than $250,000,000 (or the equivalent in other currencies) aggregate principal amount of

Debt Securities pursuant to this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture will permit the Company, without the consent of the holders of any Debt Securities, to issue additional Debt Securities under the Indenture with the same terms and with the same CUSIP numbers as the Debt Securities offered in that series, provided that such additional Debt Securities must be part of the same issue as the Debt Securities offered in that series for U.S. federal income tax purposes. The Company may also from time to time repurchase Debt Securities in open market purchases or negotiated transactions without prior notice to holders.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement:

•	the title of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	whether the Debt Securities will be issued in individual certificates to each holder or in the form of temporary or permanent global Debt Securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the Debt Securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments and whether and under what circumstances any additional amounts with respect to the Debt Securities will be payable;

•	the place or places where payments on the Debt Securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of Debt Securities;

•	whether payments on the Debt Securities will be payable in a foreign currency or currency units or another form;

•	the portion of the principal amount of Debt Securities that will be payable if the maturity is accelerated, other than the entire principal amount;

•	events of default by the Company and covenants of the Company;

•	any restrictions or other provisions relating to the transfer or exchange of Debt Securities;

•	any terms for the conversion or exchange of the Debt Securities for other securities of the Company or any other entity; and

•	any other terms of the Debt Securities not prohibited by the Indenture.

Unless otherwise indicated in the applicable Prospectus Supplement, the Company will issue Debt Securities in registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Company may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. Minefinders will appoint the Trustee as security registrar.

Unless otherwise indicated in the applicable Prospectus Supplement, the holders of the Debt Securities will not be afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control of the Company, except in certain specified circumstances.

The Company may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, Minefinders will offer and sell those Securities at a discount below their stated principal amount. The Company will describe in the applicable Prospectus Supplement any material Canadian and U.S. federal income tax consequences and other special considerations.

Neither the Company nor any of its subsidiaries will be subject to any financial covenants under the Indenture. In addition, neither the Company nor any of its subsidiaries will be restricted under the Indenture from paying dividends, incurring debt, or issuing or repurchasing its securities.

Any Debt Securities issued by Minefinders will be direct, unconditional and unsecured obligations of the Company and will rank equally among themselves and with all of the Company’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Company will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of the Company’s subsidiaries. As at December 8, 2010, the Company’s subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and trade payables.

The Company may issue Debt Securities and incur additional indebtedness otherwise than through the offering of any Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Any issue of Securities may be sold in Canada (except in the province of Quebec), in the United States and/or in jurisdictions outside of Canada and the United States, subject to applicable law. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in Canadian National Instrument 44-102 — Shelf Distributions. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Except as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect any other transactions that are intended to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters. As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares.

INTEREST OF EXPERTS

Information relating to the Company’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports prepared by Mark H. Bailey, Richard L. Nielsen, Robert L. Sandefur, Chlumsky, Armbrust & Meyer, LLC, William J. Crowl, Donald E. Hulse, Gustavson Associates, LLC, Daniel W. Kappes, Kappes, Cassiday & Associates, Ralph R. Sacrison and David Linebarger, and has been included in reliance on such persons’ expertise. Each of Mark H. Bailey, Richard L. Nielsen, Robert L. Sandefur, William J. Crowl, Donald E. Hulse, Daniel W. Kappes, Ralph R. Sacrison and David Linebarger is a qualified person as such term is defined in NI 43-101 and, with the exception of Mark H. Bailey, who is an employee of the Company, is independent from the Company.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

	Price per Security	Number of
Date of Grant/Issuance	(C$)	Securities Issued

Common Shares issued on exercise of Warrants:
June 4, 2010	$5.00	750
August 30, 2010	$5.00	400
Stock options granted:
May 19, 2010	$10.02	540,000
August 23, 2010	$9.32	50,000
September 1, 2010	$9.52	50,000
Common Shares issued on exercise of stock options:
January 28, 2010	$9.00	10,000
May 20, 2010	$5.64	10,000
May 27, 2010	$5.64	35,000
June 8, 2010	$5.64	10,000
June 15, 2010	$5.64 (cashless)	4,157
June 16, 2010	$5.64 (cashless)	4,098
June 16, 2010	$5.64	10,000
June 17, 2010	$5.64	50,000
June 17, 2010	$5.64	15,500
June 21, 2010	$5.64 (cashless)	14,584
June 23, 2010	$5.64 (cashless)	14,548
June 24, 2010	$5.64	3,000
July 9, 2010	$5.64 (cashless)	18,782
July 12, 2010	$5.64	10,000
September 21, 2010	$9.00 (cashless)	12,507
September 21, 2010	$9.57 (cashless)	8,549
September 28, 2010	$10.02 (cashless)	1,744
September 28, 2010	$9.76 (cashless)	3,755

Notes convertible into Common Shares:

In October 2006, the Company issued $85 million aggregate principal amount of 4.50% unsecured convertible senior notes maturing December 2011, convertible into Common Shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 Common Shares in the aggregate. See the “Capital Structure” section of the AIF, which is incorporated herein by reference. See “Documents Incorporated by Reference”.

On November 3, 2010, Minefinders repurchased an aggregate of $32,941,000 of the principal due under the notes maturing December 2011 from two holders of the notes in privately negotiated transactions. In consideration for the purchased notes, Minefinders issued new 4.50% unsecured convertible senior notes due December 15, 2015, in the aggregate principal amount of $36,235,000. After giving effect to the note purchase, $52,059,000 aggregate principal amount of the original $85,000,000 principal amount of notes due December 2011 remains outstanding. The $32,941,000 aggregate principal amount of notes purchased and cancelled was convertible into an aggregate of 3,027,667 Common Shares. The $36,235,000 aggregate principal amount of new notes issued is convertible into an aggregate of 3,027,152 Common Shares. Each $1,000 principal amount of new notes is convertible at the option of the holder into 83.5422 Common Shares, subject to adjustment, representing an initial conversion price of approximately $11.97 per Common Share. In all respects other than conversion amount and due date, the terms of the new notes are substantially similar to the terms of the notes due December 2011.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia (“KPMG”). On June 13, 2008 at the request of the Company, BDO Canada LLP, Chartered Accountants (formerly BDO Dunwoody LLP), of Vancouver, British Columbia (the “Former Auditors”) resigned as the Company’s auditor. Pursuant to the

Business Corporations Act (Ontario), the directors of the Company filled the vacancy in the office of the auditor by appointing KPMG as the Company’s auditor. In compliance with National Instrument 51-102, there were no reportable events, including disagreements, unresolved issues and consultations, between the Company and the Former Auditors or KPMG.

KPMG and the Former Auditors have each advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. of Toronto, Ontario.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 2288 — 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263. These documents are also available electronically at www.sedar.com and at www.sec.gov.

The following documents of Minefinders, which have been filed with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the MD&A for the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2010 and 2009;

(b)	the unaudited consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2010 and 2009;

(c)	the material change report of the Company dated November 1, 2010 announcing the entering into of agreements for the purchase and cancellation of an aggregate of $32,941,000 principal amount of Notes;

(d)	the material change report of the Company dated October 1, 2010 announcing the status of the remediation work on the phase 1 leach pad at the Dolores property;

(e)	the management information circular of the Company for the annual general meeting of shareholders held on May 19, 2010;

(f)	the MD&A for the audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008;

(g)	the revised audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2009, 2008 and 2007, together with the report of the auditors on the audited consolidated financial statements for the years ended December 31, 2009 and 2008, and the report of the auditors relating to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009;

(h)	the report of the Former Auditors on the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2007; and

(i)	the AIF.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any similar document filed or furnished by the Company with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual consolidated financial statements being filed by the Company with the applicable securities regulatory authorities during the duration of this Prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; the consents of accountants and engineers; the form of the Indenture governing the Debt Securities; and the powers of attorney from the directors and certain officers of the Company. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about the Company and the Securities, please refer to the registration statement.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (Ontario). A majority of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.